Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Future Capital Development Plans at Glacier and
     provides Updated Corporate Guidance

     (AVN.UN - TSX, AAV - NYSE)

     CALGARY, July 8 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the
Fund") announces that the Board of Directors has approved a capital budget and guidance for the twelve month period beginning July 2009 and ending June 2010.
Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.
     Advantage's corporate capital budget for the 12 month period ending June
2010 has been set at $207 million. The budget will focus on development of our
Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach. Phase I of the development plan was achieved during Q2 2009 where production capacity was increased to approximately 25 mmcfd and included wells, compression facilities and additional pipelines. Phase II of the development plan will be undertaken during the next 12 months and will result in production capacity increasing to approximately 50 mmcfd by mid-year 2010. Phase III of the development plan will result in the attainment of 100 mmcfd by mid-year 2011.
     The Alberta Government's recently announced extension of the energy incentive programs to March 31, 2011 will provide substantial benefits to all three phases of our Glacier development plan. The energy incentive programs will allow Advantage to capitalize on lower drilling costs (through a drilling royalty credit of up to $200 per meter of drilled depth subject to a corporate ceiling) and an initial five per cent royalty rate on the first 500 mmcf of production for new wells based on our go-forward drilling plans for each of the three phases of development.

     Glacier Phase II Development Plan

     Phase II of the Glacier development plan includes the drilling and completion of 16 gross (16.0 net) horizontal operated wells, up to 16 gross
(6.1 net) joint interest horizontal wells and 1 gross (1.0 net) vertical well during the next twelve months. Drilling plans will continue to balance production and reserve growth and delineation of our extensive 89 section gross (average 90% working interest) Montney land block. Drilling resumed in early July at Glacier with the deployment of four drilling rigs on operated and joint interest lands.
     Phase II also includes the expansion of the existing gas gathering system, additional compression and a new Advantage operated gas plant to complement the existing infrastructure and provide total processing and production capacity of 50 mmcfd. The majority of the wells drilled during the last half of 2009 will be tied-in during the second quarter of 2010 when the facilities expansions are expected to be completed.
     Glacier capital expenditures are estimated to be approximately $84 million net for the remainder of 2009 and $81 million net for the first half of 2010. Approximately $116 million will be allocated to drilling and completions with $29 million for well equipping and tie-ins and $20 million for facilities and plant expansion.

     <<
     Updated Guidance
                                   H2               H1             Total
                                  2009             2010          12 Months

     Production (boe/d)      22,700-23,300    24,200-25,200    23,450-24,300

     Royalty Rate (%)          15% - 18%        16% - 19%        15% - 19%

     Operating Costs
      ($/boe)               $12.75 - $13.30  $12.50 - $13.20  $12.60 - $13.25

     Capital Expenditures
      ($million)              $105 - $110      $100 - $105      $205 - $215(x)

     A full year 2010 capital budget and guidance will be provided at or about year-end 2009.

     (x) Approximately 79% of the total capital expenditures for the 12 month period will be allocated to Glacier.
     >>

     Funds From Operations and Hedging Summary

     Funds from operations for the above 12 month period ending June 2010 which is based on the mid-range of guidance is estimated at $204 million using an average Nymex natural gas price of $5.19 US/mmbtu (AECO $4.97 Cdn/mcf), WTI oil price of $73.87 US/bbl and an $0.86 Cdn/$US exchange rate. Advantage's current hedging positions have been included in the funds from operations estimate.
     Advantage has a significant portion of our natural gas and crude oil hedged through to the end of 2010. Our strategy will be to continue to employ a multi-year hedging program to reduce the volatility in cash flow in support of capital requirements.
     The following table summarizes our current hedging position based on guidance provided:

     <<
                                % of net
     Natural                   Production        Cdn $ Aeco        US $ Nymex
      Gas                        Hedged           (per mcf)        (per mmbtu)

     2009     Q3                   78%             $8.17             $8.57
              Q4                   84%             $8.17             $8.57

              H2 2009              81%             $8.17             $8.57

     2010     2010 Full Year       58%             $7.46             $7.86

                                % of net
     Crude                     Production         Cdn $WTI           US $WTI
      Oil                        Hedged           (per bbl)         (per bbl)

     2009     Q3                   56%       $62.40 - $69.40  $53.66 - $59.68
              Q4                   54%       $62.40 - $69.40  $53.66 - $59.68

              H2 2009              55%       $62.40 - $69.40  $53.66 - $59.68

     2010     2010 Full Year       31%            $67.83            $58.33
     >>

     Additional hedging details are available on our website at
www.advantageincome.com.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 21:53e 08-JUL-09